WOODSIDE

30 November 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Michael Chaney joins Woodside Board of Directors, lodged with the Australian Stock Exchange on 30 November 2005;
- Appendix 3X Initial Director's Interest Notice (Michael Chaney), lodged with the Australian Stock Exchange on 30 November 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 30 NOVEMBER 2005
6:30AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MICHAEL CHANEY JOINS WOODSIDE BOARD OF DIRECTORS

Woodside Petroleum Ltd. Chairman Charles Goode announced today the appointment of Michael Chaney as an independent, non-executive Director on the Company's Board.

Mr Goode said: "Woodside is fortunate to attract Mr Chaney to its Board. He has an outstanding reputation as a leading Australian businessman and citizen."

Mr Chaney is Chairman of the National Australia Bank Limited and Gresham Partners Holdings Limited and President of the Business Council of Australia. Next month he will become Chancellor of the University of Western Australia.

Mr Chaney started his working life as a petroleum geologist on the North West Shelf Venture with Woodside-Burmah Oil NL, a forerunner of today's Woodside Petroleum Ltd., and was engaged in the oil exploration industry in Australia, the United States and Indonesia for eight years.

In 1983 Mr Chaney joined Wesfarmers and was Managing Director for 13 years from 1992 until his retirement in July 2005. He was a director of BHP (and subsequently BHP Billiton) for 10 years until his retirement in November of this year.

Mr Chaney has a Bachelor of Science and a Master of Business Administration from the University of Western Australia. He was appointed an Officer of the Order of Australia in 2004.

Mr Goode also announced his intention to retire from the Woodside Board in mid 2007 and that Mr Chaney would succeed him as Chairman of the Company.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Alfred Chaney
Date of appointment	30 November 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities